HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hastings Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, 16th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Phillips 212.485.3107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Scaramucci_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hastings Capital Group, LLC_____ , as

of December 31_____ , 20 18____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO_____
Title


Notary Public

ERIC ALPER
Notary Public, State of New York
No. 02AL5009296
Qualified in Nassau County
Commission Expires March 08, 20 19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HASTINGS CAPITAL GROUP, LLC

DECEMBER 31, 2018

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition 1

Notes to Financial Statement 2-5

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hastings Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hastings Capital Group, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 28, 2019



HASTINGS CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Assets:		
Cash equivalents	$	210,625
Fees receivable		133,396
Prepaid expenses and other assets		91,435
Total assets	$	435,456

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	48,372
Due to affiliate		49,000
Total liabilities		97,372
Members' equity		338,084
Total liabilities and members' equity	$	435,456

See notes to the financial statement

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Hastings Capital Group, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(i) and does not effect any transactions with customers.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Adoption of new accounting standards

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Revenue recognition

Underwriting Fees

The Company acts as a mutual fund underwriter on a best efforts basis only with respect to shares issued by Regulated Investment Companies (the "RICs") managed by an affiliated entity through common ownership (the "Affiliate"). Based on contractual agreements with the RICs and the Affiliate, the fees are fixed, monthly amounts. Accordingly, revenue is recognized monthly. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition *(continued)*

Placement Fees

The Company earns placement fees, payable monthly in arrears, based on a contracted percentage of assets held under management, with respect to investors that are introduced by the Company to the Fund of Hedge Funds (together with the RICs, the "Investment Funds") managed by the Affiliate. The Company will continue to earn such placement fees for as long as the Affiliate receives fees from investors introduced by the Company. The Company believes that its performance obligation occurs when the investor purchases interests in the Investment Funds, which is fulfilled on the date the sale is completed. Placement fees are dependent on the value of the assets held under management at future points in time of investors placed by the Company, which are susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Investment Funds and the investor activities are known, which are monthly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash equivalents
The Company considers cash equivalents to be highly liquid, short-term investments with original maturities of three months or less. The Company maintains its cash equivalents in one bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to federal or state income taxes. The Company is subject to New York City unincorporated business tax.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions
Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

Recent accounting pronouncements
In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest period presented in the financial statements. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant effect relates to the recognition of new right of use assets and corresponding lease liabilities on the Company's statement of financial condition. The Company's evaluation of ASU 2016-02 is ongoing and may identify additional impacts on the Company's statement of financial condition.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The recorded amounts of the Company's cash equivalents (level 1), fees receivable, other assets, and due to affiliate (level 2) approximate their fair values, principally based on the short-term nature of these items.

4. **RELATED PARTY TRANSACTIONS**

Pursuant to an amended and restated cost sharing agreement with the Affiliate, the Company reimburses the Affiliate for rent, compensation, travel, entertainment and general operating expenses paid by the Affiliate. At December 31, 2018, the amount payable to the Affiliate was $49,000.

At December 31, 2018, $133,396 of income earned from the Affiliate and Investment Funds is included in fees receivable in the accompanying Statement of Financial Condition.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $109,040, which exceeded the required minimum net capital of $6,491, by $102,549. Aggregate indebtedness at December 31, 2018 totaled $97,372. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500%. The Company's percentage of aggregate indebtedness to net capital was 89.30%.

6. **OTHER**

On January 17, 2017, the members of the Company entered into a Membership Interest Purchase Agreement with an unrelated third party and a minority member of an affiliated entity to sell their ownership interests in the Company. The proposed transaction was mutually terminated by all parties on April 30, 2018.

7. **SUBSEQUENT EVENTS**

On February 8, 2019, one member sold all of their membership interests to a new unrelated party ("New Member"). Furthermore, the New Member acquired additional membership interests from the two remaining members and membership interests in the Affiliate.